Pacific
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                         August 9,  2006

Via EDGAR
---------
Brad Skinner, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4562, 100 F Street, N.E.
Washington, D.C. 20549

     RE:    Pacific Webworks, Inc.
            Forms 10-KSB for fiscal year ended December 31, 2005
            Filed March 31, 2006

Dear Mr. Skinner,

Pacific WebWorks, Inc. (the "Company") is requesting an extension for our response to your comment letter dated July 28, 2006. The Company will require additional time to prepare a response to your comment letter because our legal and accounting firms are occupied with the preparation of quarterly reports for their clients at this time. Accordingly, the Company requests an extension until August 31, 2006, for our response.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.


                                    Sincerely,


                                    /s/ Kenneth W. Bell
                                    Kenneth W. Bell
                                    Chief Executive Officer


                                                           voice: 801-578-9020
                                                 180 South 300 West, Suite 400
                                                    Salt Lake City, Utah 84101
                                                       www.pacificwebworks.com
                                                             fax: 801-578-9019